

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2019

Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
110 West 44th Street
New York, NY 10036

      Re: Take-Two Interactive Software, Inc.
          Form 10-K for the Year Ended March 31, 2019
          Filed May 14, 2019
          File No. 001-34003

Dear Ms. Goldstein:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Technology